UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

CYTOCORE, INC.

_______________________________________________________

(Name of Issuer)

Common Stock

______________________________________________________

(Title of Class of Securities)

23282B403

_____________________________________________________

(CUSIP Number)

Michaela Ott

Michael Ott

c/o Cytocore, Inc.

414 North Orleans Street, Suite 503

Chicago, IL

(312) 222-9550

____________________________________________________

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 3, 2014

_____________________________________________________

(Date of Event which Requires Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(3), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 23282B403

1.	Names of Reporting Persons. I.R.S. Identification of Nos. of above persons (entities only).

Michaela Ott

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only.

4.	Source of Funds (See Instructions)

OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).		☐

6.	Citizenship or Place of Organization

Commonwealth of Pennsylvania, US
	7.	Sole Voting Power:
Number of
Shares		734,375,000
Beneficially	8.	Shared Voting Power:
Owned by
Each
Reporting	9.	Sole Dispositive Power:
Person
With:		734,375,000
	10.	Shared Dispositive Power:

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:

734,375,000
12.	Check if the Aggregate Amount in Row (11) Excluded Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11):

38.6%

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CUSIP NO. 23282B403

1.	Names of Reporting Persons. I.R.S. Identification of Nos. of above persons (entities only).

Michael Ott

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only.

4.	Source of Funds (See Instructions)

OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).		☐

6.	Citizenship or Place of Organization

Commonwealth of Pennsylvania, US
	7.	Sole Voting Power:
Number of
Shares		734,375,000
Beneficially	8.	Shared Voting Power:
Owned by
Each
Reporting	9.	Sole Dispositive Power:
Person
With:		734,375,000
	10.	Shared Dispositive Power:

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:

734,375,000
12.	Check if the Aggregate Amount in Row (11) Excluded Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11):

38.6%

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CUSIP NO. 23282B403

Item 1. Security and Issuer.

This statement relates to shares of Common Stock, par value $0.001 per share (the “Common Stock”), of Cytocore, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 414 North Orleans Street, Suite 503, Chicago, IL 60654.

Item 2. Identity and Background.

(a)-(c); (f) This statement is filed jointly by Michael Ott and Michaela Ott, husband and wife. Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is a party to the Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D. Each of the Reporting Persons are citizens of Germany whose principal business address is 4203 SW 34th Street, Orlando, FL 32811. Mrs. Ott’s principal occupation is serving as the Chief Executive Officer of the Issuer. Mr. Ott’s principal occupation is serving as the President and Chief Operating Officer of the Issuer.

(d)-(e) During the past five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Considerations.

On January 11, 2014, the Issuer entered into a Stock Purchase Agreement (the “Purchase Agreement”) with Medite Enterprises, Inc., a Florida corporation (“Medite”), Medite GMBH, a corporation organized under the laws of Germany and wholly owned by Medite (the “Subsidiary”), and the Reporting Persons. On March 15, 2014, the Issuer, Medite, the Subsidiary and the Reporting Persons entered into Amendment No. 1 to Stock Purchase Agreement (“Amendment No. 1”) pursuant to which the parties agreed to extend the outside date for the closing until April 3, 2014. On April 1, 2014, the Issuer, Medite, the Subsidiary and the Reporting Persons entered into Amendment No. 2 to Stock Purchase Agreement (“Amendment No. 2”) pursuant to which the parties agreed to make certain modifications to the common stock consideration to be issued to the Shareholders at closing and the terms of the private placement required to be completed prior to the closing (the “Private Placement”). The parties agreed to increase the total amount of the Private Placement to $2,500,000 and to reduce the amount required to be completed prior to the closing of the Acquisition to $1,250,000.

On April 3, 2014, pursuant to the terms and conditions of the Purchase Agreement, as amended to date, the Issuer acquired 100% of the issued and outstanding capital stock of Medite from the Reporting Persons (the “Acquisition”) in exchange for the issuance of up to 1,500,000,000 shares of the Issuer’s common stock to the Reporting Persons, of which 1,468,750,000 shares were issued upon the closing of the Acquisition. In the event that the Issuer issues less than $2,500,000 of shares of common stock in the Private Placement, the Issuer shall be required to issue up to an additional 31,250,000 shares of common stock to the Reporting Persons.

Item 4. Purpose of Transaction.

The shares of Common Stock acquired by the Reporting Persons were acquired for investment purposes. No Reporting Person presently has any plans or proposals that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)-(b) As of April 15, 2014, Michaela Ott directly beneficially owns 734,375,000 shares of Issuer Common Stock, which constitutes 38.6% of the issued and outstanding shares of Issuer Common Stock. As of April 15, 2014, Michael Ott directly beneficially owns 734,375,000 shares of Issuer Common Stock, which constitutes 38.6% of the issued and outstanding shares of Issuer Common Stock.

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CUSIP NO. 23282B403

Because the Reporting Persons are husband and wife, each such Reporting Person may be deemed to beneficially own shares of Common Stock beneficially owned by the other, although each such Reporting Person disclaims such beneficial ownership. If the Reporting Persons are deemed to beneficially own shares of Common Stock beneficially owned by the other, the Reporting Persons' aggregate beneficial ownership of Common Stock would be 1,468,750,000 shares of Common Stock, which represents approximately 77.1% of the outstanding shares of Common Stock.

(c) During the past 60 days, the Reporting Persons have not affected any transactions in the Issuer Common Stock other than as set forth in this Schedule 13D.

(d) Other than as set forth in this Schedule 13D, no entity or person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 1,904,841,796 shares of Issuer Common Stock held by the Reporting Persons.

(e) Not applicable.

Item 6. Contacts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On April 15, 2014, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D, with respect to securities of the Issuer, to the extent required by applicable law. A copy of this agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7. Material to be filed as Exhibits

99.1 Joint Filing Agreement

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CUSIP NO. 23282B403

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 15, 2014

/s/ Michaela Ott
Michaela Ott

/s/ Michael Ott
Michael Ott

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